

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 16, 2017

<u>Via E-mail</u>
Michael C. Forman
President and Chief Executive Officer
FS Real Estate Credit Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, PA 19112

> **Re: FS Real Estate Credit Income Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed June 6, 2017**
> **File No. 333-216037**

Dear Mr. Forman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2017 letter.

General

1. We note that your repurchase program appears to be modeled on the program conducted by Jones Lang Lasalle, subject of a relief letter dated October 11, 2012. Please provide us your legal analysis of how your program is similar to the Jones Lang Lasalle repurchase program.

2. We note your response to our prior comment 2. Item 501(b)(3) requires disclosure of the price, or if it is impracticable to state the price, the method by which the price will be determined. Please describe how a purchaser can generally compute the price prior to purchasing the security covered by the registration statement, based on the information in the registration statement at the time of effectiveness.

3. We note your response to our prior comment 2 where you state that you intend to have raised capital and purchased assets prior to the commencement of the public offering. Please tell us what consideration you have given to providing a discussion of potential purchases, including related operating data. Additionally, please address the following in your response:

    a. Please clarify whether you have identified the assets you plan to acquire prior to effectiveness, and if so, explain whether your disclosure on page 115 that you have not entered into any arrangements to acquire specific assets is still accurate.

    b. Please tell us the nature of the assets you plan to acquire prior to effectiveness (i.e. a portfolio of commercial loans, commercial mortgage backed securities, residential mortgage backed securities etc.)

    c. Tell us whether you anticipate making an initial investment in a single loan, or several loans on related properties that will exceed 20% of your total pre-effective investment.

Capital Contributions by FS Real Estate Advisor and Rialto, page 17

4. Please revise to quantify the price of the Class S shares you plan to sell to affiliates in a private placement conducted concurrently with this offering.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Kim McManus at (202) 551-3215 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief, Office of
Real Estate and Commodities

Cc: Rosemarie A. Thurston, Alston & Bird LLP